Filed Pursuant to Rule 424(b)(3)

Registration No. 333-258149

PROSPECTUS SUPPLEMENT NO. 3

(to prospectus dated August 6, 2021)

THE BEACHBODY COMPANY, INC.

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated August 6, 2021 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-258149). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the SEC on November 30, 2021, which is set forth below.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our shares of Common Stock are listed on The New York Stock Exchange under the symbol “BODY.” On November 29, 2021, the closing sale price per share of our Common Stock was $2.62. Our public warrants are listed on The New York Stock Exchange under the symbol “BODY WS.” On November 29, 2021, the closing sale price per warrant of our public warrants was $0.51.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 11 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 30, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

November 24, 2021

Date of Report (date of earliest event reported)

The Beachbody Company, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39735	85-3222090
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

3301 Exposition Blvd, Santa Monica, California	90404
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (310) 883-9000

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	BODY	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A common stock at an exercise price of $11.50	BODY WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 24, 2021, upon the recommendation of the Nominating and Corporate Governance Committee of the Board (the “Board”) of The Beachbody Company, Inc. (the “Company”), and pursuant to the Amended and Restated Bylaws of the Company, the Board expanded the size of the Board from 6 to 7 directors and appointed Kristin Frank to fill the vacancy created by such expansion. The Company’s Board is declassified. In connection with such Board appointment, effective as of November 24, 2021, Ms. Frank was appointed to the Compensation and Nominating and Corporate Governance Committees Committees of the Board. The Company announced the appointment of Ms. Frank in its November 30, 2021 press release. A copy of that press release is being filed with this Form 8-K as Exhibit 99.1.

Ms. Frank has served as the Chief Executive Officer or President at AdPredictive since September 2018. Prior to AdPredictive, she held multiple leadership positions at Viacom, Inc. (now ViacomCBS Inc.), a public mass media and entertainment conglomerate corporation, having served as the Chief Operating Officer of MTV from 2015 to 2017 and before that serving as the Executive Vice President, Head of Digital in the Music and Entertainment Division, from 2013 to 2015. During her time at Viacom, Ms. Frank also served as the General Manager of MTV & VH1 Digital Media from 2009 to 2012, Chief Operating Officer of LOGO TV from 2005 to 2009 and Regional Vice President of Content Distribution and Marketing from 1995 to 2005. Ms. Frank’s career began in finance working for Heller Financial which was acquired by GE. Ms. Frank is currently a director and the chairman of the Compensation Committee and serves on the Nominating and Governance Committee of Brightcove, Inc. and a board director, a member of the Audit Committee, and the chairman of the Compensation Committee of Gaia, Inc. Formerly, she served as a member of the board of directors at Gaiam, Inc., which was sold to Sequential Brands Group in 2016. Ms. Frank obtained a Bachelor of Business Administration from the University of Iowa.

Pursuant to the Company’s non-employee director compensation program, Ms. Frank was granted on the date of her appointment an initial restricted stock unit award to purchase 42,487 shares of the Company’s common stock, which vest in full on the earlier of (i) the one-year anniversary of the applicable grant date and (ii) the date of the next annual meeting of the Company’s stockholders following the grant date, subject to Ms. Frank’s continued service through the applicable vesting date. Ms. Frank will also be granted an annual restricted stock unit award with a value of $200,000 each calendar year beginning with calendar year 2022. The number of restricted stock units subject to an annual award will be determined by dividing the value by the closing price for the Company’s Class A common stock on the applicable grant date. Each annual award will vest in full on the earlier to occur of (i) the one-year anniversary of the applicable grant date and (ii) the date of the next annual meeting following the grant date, subject to continued service through the applicable vesting date. Ms. Frank will receive cash compensation for her service on the Board in accordance with the Company’s non-employee director compensation program, as such program may be amended from time to time. Ms. Frank has also entered into the Company’s standard form of Indemnification Agreement.

There is no arrangement or understanding between Ms. Frank and any other person pursuant to which Ms. Frank was appointed as a director. Ms. Frank is not a party to any transaction that would require disclosure under Item 404(a) of Regulation S-K promulgated under the Securities Act of 1933, as amended. The Board has determined that Ms. Frank is an independent director in accordance with the listing requirements of the New York Stock Exchange.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits:

The following exhibit is furnished as part of this Report pursuant to Item 5.02:

99.1	Press Release Dated November 30, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

The information disclosed pursuant to Item 9.01 in this Current Report on Form 8-K, including the exhibit, shall not be deemed “filed” for the purposes of Section 18 of the Securities Act of 1934, as amended, or otherwise subject to the liabilities of that section. Furthermore, the information disclosed pursuant to Item 9.01 of this Current Report on Form 8-K, including the exhibit, shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 30, 2021

The Beachbody Company, Inc.

By:	/s/ Blake Bilstad
Name:	Blake Bilstad
Title:	Chief Legal Officer & Corp. Secretary

Exhibit 99.1

The Beachbody Company Expands Board of Directors with Appointment of Kristin Frank

SANTA MONICA, Calif., Nov. 30, 2021 — The Beachbody Company, Inc. (NYSE: BODY) (“Beachbody” or the “Company”), a leading subscription health and wellness company, today announced the appointment of Kristin Frank, Chief Executive Officer of AdPredictive, to the Beachbody Board of Directors, effective November 24, 2021. Frank brings extensive public company and operating experience in data-centric marketing and digital media, with a proven track record of driving growth and innovation. Following the appointment of Frank, Beachbody’s Board of Directors will be comprised of seven directors, four of whom are independent.

“Kristin is an exceptional leader who brings more than 20 years of data-driven marketing and digital media expertise to Beachbody’s Board of Directors. Her deep expertise and unique perspective will be a valuable asset as we continue to strengthen our brand recognition and further scale our business,” said Carl Daikeler, Beachbody’s Co-Founder, Chairman, and Chief Executive Officer. “We are committed to ensuring good corporate governance, with a Board that includes strong independent directors as well as diverse and complementary sets of experiences, perspectives and backgrounds.”

Frank currently serves as Chief Executive Officer of AdPredictive, a customer intelligence platform that connects data and machine learning to business outcomes to help marketers deliver efficient and effective results and sustainable growth for companies. She also currently sits on the Boards of Brightcove, Inc., a leading global provider of cloud services for video, and Gaia, Inc., a global video streaming service and community. Before joining AdPredictive, Frank spent more than 20 years at Viacom in various capacities as a member of its executive and regional teams, serving most recently as the COO of the $1B+ division overseeing revenue, strategy, and operations for MTV. In this role, she also led brand turnaround and reinvention, digital innovation and new market growth. Frank also served as the Executive Vice President and Head of Digital for the Music and Entertainment Division, in which she developed scaled digital, product, and content businesses for MTV, Comedy Central, VH1, CMT, LOGO, and MTV2. Additionally, she served as the Regional Vice President of Content Distribution and Marketing, the COO of LOGO, and the General Manager of MTV and VH1 Digital Media at Viacom.

“I am excited to join Beachbody’s Board of Directors and be part of its next chapter of growth,” said Frank. “As a leader in at-home fitness for more than 20 years, Beachbody has a differentiated, mass market position unlike anything else in the marketplace. I see tremendous opportunity to unlock the full potential of the Company, building on its industry-leading content, a large and loyal customer base and a proven track record of innovation.”

About The Beachbody Company, Inc.

Headquartered in Southern California, Beachbody is a worldwide leading digital fitness and nutrition subscription company with over two decades of creating innovative content and powerful brands. The Beachbody Company is the parent company of the Beachbody On Demand streaming platform (BOD), the Openfit Live digital streaming platform and MYXfitness, the Company’s connected indoor bike. For more information, please visit TheBeachbodyCompany.com.

Source: The Beachbody Company, Inc.

Media

Madeleine O’Hagan

madeleine.ohagan@teneo.com

Investor Relations

Edward Plank

eplank@beachbody.com